Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirteenth Meeting of the Fourth Session of the

Board of Supervisors of China Life Insurance Company Limited

The thirteenth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on August 27, 2014 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 11, 2014. All four supervisors of the Company attended the Meeting in person, including Xia Zhihua, chairperson of the Supervisory Board, Shi Xiangming, Yang Cuilian and Li Xuejun, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal Regarding the Interim Financial Reports for the First Half of 2014

Voting result: 4 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the A Share Interim Report for the First Half of 2014 and the H Shares Interim Report for the First Half of 2014

The Supervisory Board believes that:

a.	The preparation and review procedures of these Interim Reports for the First Half of 2014 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b.	The content and form of these Interim Reports for the First Half of 2014 meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained in each report truthfully, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2014.

Commission File Number 001-31914

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2014 was detected before this opinion was issued.

Voting result: 4 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the Company’s Internal Audit Work Summary of the First Half of 2014 and the Internal Audit Work Plan for the Second Half of 2014

Voting result: 4 for, 0 against, with no abstention

4.	Passed the Proposal Regarding the Company’s Compliance Report for the First Half of 2014

Voting result: 4 for, 0 against, with no abstention

5.	Passed the Proposal Regarding the Supervisory Board’s Guizhou Research Report of 2014

Voting result: 4 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 27, 2014